Exhibit 99.4

Algonquin Power & Utilities Corp. Announces New $30 Million Senior Unsecured Credit Facility

OAKVILLE, ON, Nov. 20, 2012 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) announced it has entered into a new $30 million senior unsecured revolving credit facility (“Facility”) with the Bank of Nova Scotia. The credit facility will be used for general corporate purposes and has a maturity date of November 19, 2015.

“We are pleased to have a separate bank credit facility available for APUC,” commented David Bronicheski, Chief Financial Officer. “This Facility will provide additional liquidity, financial flexibility and support for our ongoing business initiatives.”

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. owns and operates a diversified portfolio of $1.9 billion of regulated and non-regulated utilities in North America. The company’s regulated utility business provides regulated water, electricity and natural gas utility services to more than 335,000 customers with a portfolio of 27 distribution utility systems. The company’s non-regulated electric generation subsidiary includes 23 renewable energy facilities and 7 thermal energy facilities representing more than 460 MW of installed capacity. Algonquin delivers continuing growth through an expanding pipeline of renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. Common shares and Preferred shares are traded on the Toronto Stock Exchange under the symbol AQN and AQN.PR.A respectively. Visit Algonquin Power and Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report, quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

SOURCE: Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

For further information:

Kelly Castledine

Algonquin Power & Utilities Corp.

2845 Bristol Circle, Oakville, Ontario, L6H 7H7

Telephone: (905) 465-4500

Website: www.AlgonquinPowerandUtilities.com

Twitter @AQN_Utilities

CO: Algonquin Power & Utilities Corp.

CNW 17:48e 20-NOV-12